Filed by Oscient Pharmaceuticals Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended
Subject Company: Oscient Pharmaceuticals Corporation
Commission File No.: 333-141308

Oscient Pharmaceuticals Corporation has filed a registration statement (including a preliminary prospectus) with the SEC for the exchange offers to which this communication relates. Before you decide whether to participate in the exchange offers, you should read the preliminary prospectus in that registration statement and other documents Oscient has filed with the SEC for more complete information about Oscient and the exchange offers. You may get these documents for free by visiting EDGAR on the SEC Website at “www.sec.gov”. Alternatively, Oscient or the information agent will arrange to send you the preliminary prospectus if you request it by calling toll-free 1-888-549-6633.

The following is a script to answer questions from holders of Oscient’s 5% Convertible Promissory Notes due 2009, the existing 2009 notes, in connection with the pending exchange offer pursuant to which holders can exchange their existing 2009 notes for Oscient’s 3.50% Convertible Senior Notes due 2001, the new notes.

Question:	In considering whether or not to exchange my existing 2009 notes for the new notes, how do I value my existing 2009 notes?

Answer:	There are number of ways to value any bond, including our existing 2009 notes, and we cannot value the notes for you. There is no existing liquid market for the existing 2009 notes and therefore no market price for the 2009 notes. You will need to consider many different factors in determining the value of the existing 2009 notes and you should carefully consider the information contained in the preliminary prospectus relating to the exchange offer. In particular you should consider the differences between the existing 2009 notes and the new notes which are summarized in the preliminary prospectus under the heading “Comparison of New Notes and Existing Notes” and the risk factors included in the preliminary prospectus. Various theoretical methodologies may also be employed by holders of the existing 2009 notes to calculate the net present value of the existing 2009 notes. The outputs of the various theoretical methodologies will vary widely based on the assumptions that a 2009 bondholder may make. Two examples of publicly-available financial models that illustrate these valuation methodologies may be found at the following websites: “http://www.thi.com/cgi-bin/bond.pl” and http://www.calculator.com/calcs/bondcalc.html.” Neither the Company nor the Dealer-Manager make any representation as to the accuracy or usefulness of these financial models and are not providing any guidance as to the assumptions that may be used in these models. These website addresses are provided solely for informational purposes and the websites are not intended in any manner to be a part of the prospectus or any other materials that may be used in connection with the exchange offer for our existing 2009 notes.

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A tender offer statement, registration statement (and the prospectus included therein), related letters of transmittal and other offering documents relating to the new notes and the exchange offers have been filed with the SEC but the registration statement has not yet become effective. The exchange offers may not be completed and the new notes may not be issued prior to the time the registration statement becomes effective.